SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Table of Documents Filed

1.	English Translation of press release entitled, “ORIX to Integrate Seven Automobile-Related Group Companies.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: July 22, 2004	By:	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President ORIX Corporation

July 12, 2004

FOR IMMEDIATE RELEASE

Contact Information:
ORIX Corporation Corporate Communications Raymond Spencer Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp/grp/index_e.htm

ORIX to Integrate Seven Automobile -Related Group Companies

TOKYO, Japan — July 12, 2004 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to integrate seven group companies involved in automobile leasing and rental services, on January 1, 2005.

The seven group companies include four automobile leasing companies, ORIX Auto Leasing Corporation, Senko Lease Corporation, IFCO Inc. and Nittetsu Leasing Auto Co., Ltd., and three rental car companies, ORIX Rent-A-Car Corporation, ORIX Rent-A-Car Hokkaido Corporation, and JAPAREN Co., Ltd. The new company will be named ORIX Auto Corporation.

The ORIX Group is one of only a few corporate groups that can offer leasing services covering both cars and trucks. The ORIX Group has a leasing fleet of approximately 460,000 vehicles, making it the largest automobile leasing company in Japan, ranking well ahead of even the second largest company.

In the automobile leasing field, leases with comprehensive maintenance services, specifically those where all fleet maintenance, management and other related services are outsourced to leasing companies, are becoming mainstream. This stands in stark contrast to ordinary leases of machinery, data processing equipment, and other products. For this reason, automobile leasing companies are now racing to develop a range of new automobile-related services for customers. For its part, the ORIX Group has been delivering value-added services by leveraging its outstanding infrastructure for fleet maintenance and management, including vehicle and fuel management systems, a driving assessment system, and a nationwide network of some 10,000 maintenance shops.

Meanwhile, in the field of automobile rental services, the ORIX Group is the second largest in the industry with a total of approximately 40,000 vehicles and a nationwide network of around 640 rental outlets offering a full selection of vehicles ranging from cars to trucks and special-purpose vehicles.

This integration reflects the fact that both automobile leasing and rental services have much in common. Integrating these companies will enable the ORIX Group to provide new services tailored to customer needs by offering a range of vehicles through a variety of formats over any time frame. Furthermore, the integration will generate economies of scale through the volume purchasing of vehicles as well as tires, oil and parts and other items required for maintenance, enabling ORIX to pass on even greater benefits to customers.

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Since ORIX Auto Leasing Corporation was established in 1973, ORIX has proactively developed value-added automobile-related services tailored to a diverse array of customer needs. Offering vehicle-related outsourcing services and consulting on environmental and safety issues on top of automobile financing, this business has achieved significant growth, becoming a major profit center for the ORIX Group.

ORIX is currently placing a strategic focus on its automobile leasing and rental operations. The integration of the seven group companies is aimed at driving further growth. Although the seven companies have collaborated with each other in the past in individual business fields, this integration will capture even greater synergies. This will result in lower costs, as well as a further improvement in automobile-related services and benefits from economies of scale. Bringing these advantages to bear on upgrading convenience for customers and reducing vehicle management costs, ORIX intends to outdistance the competition and accelerate growth.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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